Exhibit 4.5

THIS WARRANT AND THE COMMON STOCK ISSUABLE HEREUNDER HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THIS WARRANT AND THE COMMON STOCK ISSUABLE HEREUNDER MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THIS WARRANT OR ANY SHARES ISSUABLE HEREUNDER UNDER SUCH ACT AND ANY APPLICABLE STATE SECURITIES LAW OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO 20/20 BIOLABS, INC. OR ITS TRANSFER AGENT THAT SUCH REGISTRATION IS NOT REQUIRED.

20/20 BIOLABS, INC.

WARRANT NO. 2 TO PURCHASE SHARES OF COMMON STOCK

1. Issuance. For good and valuable consideration as set forth in the Placement Agency Agreement (as defined below), the receipt and sufficiency of which are hereby acknowledged by 20/20 BIOLABS, INC., a Delaware corporation (“Company”); MAXIM PARTNERS LLC, a New York limited liability company, its successors and/or registered assigns (“Holder”), is hereby granted the right to purchase at any time on or after the date hereof (the “Initial Exercise Date”) until the 5:00 p.m. ET on February 9, 2031 (the “Expiration Date”), 2,022 shares (the “Warrant Shares”) of Company’s common stock, par value $0.01 per share (the “Common Stock”), as such number may be adjusted from time to time pursuant to the terms and conditions of this Warrant No. 2 to Purchase Shares of Common Stock (this “Warrant”).

This Warrant is being issued pursuant to the terms of that certain Placement Agency Agreement (the “Placement Agency Agreement”), dated November 17, 2025, by and between the Company and Maxim Group LLC and in connection with the sale of securities pursuant to that certain Securities Purchase Agreement, dated November 17, 2025, to which Company and Streeterville Capital, LLC are parties (as the same may be amended from time to time, the “Purchase Agreement”). Certain capitalized terms used herein are defined in Attachment 1 attached hereto and incorporated herein by this reference. Moreover, to the extent any defined terms used herein are defined in any other Agency Document (as so noted herein), such defined term shall remain applicable in this Warrant even if the other Agency Document has been released, satisfied, or is otherwise cancelled. This Warrant was issued to Holder on February 9, 2026 (the “Issue Date”).

2. Exercise of Warrant.

2.1. General.

(a) This Warrant is exercisable in whole or in part at any time and from time to time commencing on the Initial Exercise Date and ending on the Expiration Date at a price equal to the Exercise Price. Such exercise shall be effectuated by submitting to Company (either by delivery to Company or by email or facsimile transmission) a completed and signed Notice of Exercise substantially in the form attached to this Warrant as Exhibit A (the “Notice of Exercise”). The date a Notice of Exercise is either faxed, emailed or delivered to Company shall be the “Exercise Date”. The Notice of Exercise shall be executed by Holder and shall indicate the number of Warrant Shares to be issued pursuant to such exercise.

(b) Notwithstanding any other provision contained herein to the contrary, if a registration statement registering the resale of the Warrant Shares (a “Registration Statement”) is not declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on or before the date that is six (6) months from the Issue Date, then at any time thereafter and during the Exercise Period, Holder may elect a “cashless” exercise of this Warrant for any Warrant Shares, in which event the Company shall issue to Holder a number of Warrant Shares computed using the following formula:

X = Y (A-B)

A

Where	X =	the number of Warrant Shares to be issued to Holder.

	Y =	the number of Warrant Shares that the Holder elects to purchase under this Warrant (at the date of such calculation).

	A =	the Closing Trade Price on the Trading Day immediately prior to the Exercise Date.

	B =	Exercise Price (as adjusted to the date of such calculation).

(c) The Exercise Price per share of Common Stock for the Warrant Shares shall be payable, at the election of Holder, in cash or by certified or official bank check or by wire transfer in accordance with instructions provided by Company at the request of Holder.

(d) Upon the appropriate payment to Company of the Exercise Price for the Warrant Shares, Company shall promptly, but in no case later than the date that is three (3) Trading Days following the date the Exercise Price is received by the Company (or with respect to a “cashless exercise,” the date that is three (3) Trading Days following the Exercise Date) (the “Delivery Date”), and provided that a Registration Statement has been declared effective, or the Warrant Shares are exempt from registration pursuant to Rule 144 or other applicable exemption, deliver or cause Company’s Transfer Agent to deliver the applicable Warrant Shares electronically via the DWAC system to the account designated by Holder on the Notice of Exercise (or issued in book entry form is such shares would be not be eligible for electronic transfer).

(e) If Warrant Shares are delivered later than as required under subsection (c) immediately above, Company agrees to pay, in addition to all other remedies available to Holder in the Agency Documents, a late charge equal to the greater of (i) $500.00 and (ii) 2% of the product of (1) the number of shares of Common Stock not issued to Holder on a timely basis and to which Holder is entitled multiplied by (2) the Closing Trade Price of the Common Stock on the Trading Day immediately preceding the last possible date which Company could have issued such shares of Common Stock to Holder without violating this Warrant, rounded to the nearest multiple of $100.00 (such resulting amount, the “Warrant Share Value”) (but in any event the cumulative amount of such late fees for each exercise shall not exceed 200% of the Warrant Share Value), per Trading Day until such Warrant Shares are delivered (the “Late Fees”). Company acknowledges and agrees that the failure to timely deliver Warrant Shares hereunder is a material breach of this Warrant and that the Late Fees are properly charged as liquidated damages to compensate Holder for such breach. Company shall pay any Late Fees incurred under this subsection in immediately available funds upon demand. Furthermore, in the event that Company fails for any reason to effect delivery of the Warrant Shares as required under subsection (c) immediately above, Holder may revoke all or part of the relevant Warrant exercise by delivery of a notice to such effect to Company, whereupon Company and Holder shall each be restored to their respective positions immediately prior to the exercise of the relevant portion of this Warrant, except that the Late Fees described above shall be payable through the date notice of revocation or rescission is given to Company. Finally, in the event Company fails to deliver any Warrant Shares to Holder for a period of ninety (90) days from the Delivery Date, Holder may elect, in its sole discretion, to stop the accumulation of the Late Fees as of such date and require Company to pay to Holder a cash amount equal to (i) the total amount of all Late Fees that have accumulated prior to the date of Holder’s election, plus (ii) the product of the number of Warrant Shares deliverable to Holder on such date if it were to exercise this Warrant with respect to the remaining number of Warrant Shares as of such date multiplied by the Closing Trade Price of the Common Stock on the Delivery Date (the “Cash Settlement Amount”). At such time as Holder makes an election to require Company to pay to it the Cash Settlement Amount, such obligation of Company shall be a valid and binding obligation of Company and shall for all purposes be deemed to be a debt obligation of Company owed to Holder as of the date it makes such election. Upon Company’s payment of the Cash Settlement Amount to Holder, this Warrant shall be deemed to have been satisfied. In addition, and for the avoidance of doubt, even if Company could not deliver the number of Warrant Shares deliverable to Holder if it were to exercise this Warrant with respect to the remaining number of Warrant Shares on the date of repayment due to the provisions of Section 2.2, the provisions of Section 2.2 will not apply with respect to Company’s payment of the Cash Settlement Amount.

2.2. Ownership Limitation. Notwithstanding anything to the contrary contained in this Warrant or the other Agency Documents, if at any time Holder shall or would be issued shares of Common Stock, but such issuance would cause Holder (together with its affiliates) to own a number of shares exceeding 4.99% of the number of shares of Common Stock outstanding on such date (the “Maximum Percentage”), Company must not issue to Holder shares of Common Stock which would exceed the Maximum Percentage. The foregoing Maximum Percentage is enforceable, unconditional and non-waivable and shall apply to all affiliates and assigns of Holder.

3. Mutilation or Loss of Warrant. Upon receipt by Company of evidence satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and (in the case of loss, theft or destruction) receipt of reasonably satisfactory indemnification, and (in the case of mutilation) upon surrender and cancellation of this Warrant, Company will execute and deliver to Holder a new Warrant of like tenor and date and any such lost, stolen, destroyed or mutilated Warrant shall thereupon become void.

4. Rights of Holder. Holder shall not, by virtue of this Warrant alone, be entitled to any rights of a stockholder in Company, either at law or in equity, and the rights of Holder with respect to or arising under this Warrant are limited to those expressed in this Warrant and are not enforceable against Company except to the extent set forth herein.

5. Protection Against Dilution and Other Adjustments.

5.1. Capital Adjustments. If Company shall at any time prior to the expiration of this Warrant subdivide the Common Stock, by split-up or stock split, or otherwise, or combine its Common Stock, or issue additional shares of its Common Stock as a dividend, the number of Warrant Shares issuable upon the exercise of this Warrant shall forthwith be automatically increased proportionately in the case of a subdivision, split or stock dividend, or proportionately decreased in the case of a combination. Appropriate adjustments shall also be made to the Exercise Price and other applicable amounts, but the aggregate purchase price payable for the total number of Warrant Shares purchasable under this Warrant (as adjusted) shall remain the same. Any adjustment under this Section 5.1 shall become effective automatically at the close of business on the date the subdivision or combination becomes effective, or as of the record date of such dividend, or in the event that no record date is fixed, upon the making of such dividend.

5.2. Reclassification, Reorganization and Consolidation. In case of any reclassification, capital reorganization, or change in the capital stock of Company (other than as a result of a subdivision, combination, or stock dividend provided for in Section 5.1 above), then Company shall make appropriate provision so that Holder shall have the right at any time prior to the expiration of this Warrant to purchase, at a total price equal to that payable upon the exercise of this Warrant, the kind and amount of shares of stock and other securities and property receivable in connection with such reclassification, reorganization, or change by a holder of the same number of shares of Common Stock as were purchasable by Holder immediately prior to such reclassification, reorganization, or change. In any such case appropriate provisions shall be made with respect to the rights and interest of Holder so that the provisions hereof shall thereafter be applicable with respect to any shares of stock or other securities and property deliverable upon exercise hereof, and appropriate adjustments shall be made to the purchase price per Warrant Share payable hereunder, provided the aggregate purchase price shall remain the same.

6. Certificate as to Adjustments. In each case of any adjustment or readjustment in the number or kind of shares issuable on the exercise of this Warrant, or in the Exercise Price, pursuant to the terms hereof, Company at its expense will promptly cause its Chief Financial Officer or other appropriate designee to compute such adjustment or readjustment in accordance with the terms of this Warrant and prepare a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (a) the consideration received or receivable by Company for any additional shares of Common Stock issued or sold or deemed to have been issued or sold, (b) the number of shares of Common Stock outstanding or deemed to be outstanding, and (c) the Exercise Price and the number of shares of Common Stock to be received upon exercise of this Warrant, in effect immediately prior to such adjustment or readjustment and as adjusted or readjusted as provided in this Warrant. Nothing in this Section 6 shall be deemed to limit any other provision contained herein.

7. Transfer to Comply with the Securities Act. This Warrant and the Warrant Shares have not been registered under the Securities Act of 1933, as amended (the “1933 Act”). Neither this Warrant nor the Warrant Shares may be sold, transferred, pledged or hypothecated without (a) an effective registration statement under the 1933 Act relating to such security or (b) an opinion of counsel reasonably satisfactory to Company that registration is not required under the 1933 Act; provided, however, that the foregoing restrictions on transfer shall not apply to the transfer of the Warrant to an affiliate of Holder. Until such time as registration has occurred under the 1933 Act, each certificate for this Warrant and any Warrant Shares shall contain a legend, in form and substance satisfactory to counsel for Company, setting forth the restrictions on transfer contained in this Section 7; provided, however, that Company acknowledges and agrees that any such legend shall be removed from all certificates for DTC Eligible Common Stock delivered hereunder as such Common Stock is cleared and converted into electronic shares by the DTC, and nothing contained herein shall be interpreted to the contrary. Upon receipt of a duly executed assignment of this Warrant, Company shall register the transferee thereon as the new holder on the books and records of Company and such transferee shall be deemed a “registered holder” or “registered assign” for all purposes hereunder, and shall have all the rights of Holder under this Warrant. Until this Warrant is transferred on the books of Company, Company may treat Holder as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary. For the avoidance of doubt, all transfers of this Warrant and the Warrant Shares shall be subject to the restrictions described in FINRA Rule 5110(e)(1).

8. Notices. Any notice required or permitted hereunder shall be given in the manner provided in the subsection titled “Notices” in the Placement Agency Agreement, the terms of which are incorporated herein by reference.

9. Supplements and Amendments; Entire Agreement. This Warrant may be amended or supplemented only by an instrument in writing signed by the parties hereto. This Warrant, together with the Placement Agency Agreement and the Letter Agreement (as defined in the Placement Agency Agreement), contains the full understanding of the parties hereto with respect to the subject matter hereof and thereof and there are no representations, warranties, agreements or understandings with respect to the subject matter hereof and thereof other than as expressly contained herein and therein.

10. Disputes. Any disputes related to this Warrant shall be resolved in accordance with the dispute resolution clauses, if any, in the Placement Agency Agreement and Letter Agreement.

11. Governing Law; Venue. This Warrant shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Warrant shall be governed by, the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. The provisions set forth in the Placement Agency Agreement to determine the proper venue for any disputes are incorporated herein by this reference.

12. Waiver of Jury Trial. COMPANY IRREVOCABLY WAIVES ANY AND ALL RIGHTS IT MAY HAVE TO DEMAND THAT ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR IN ANY WAY RELATED TO THIS WARRANT OR THE RELATIONSHIPS OF THE PARTIES HERETO BE TRIED BY JURY. THIS WAIVER EXTENDS TO ANY AND ALL RIGHTS TO DEMAND A TRIAL BY JURY ARISING UNDER COMMON LAW OR ANY APPLICABLE STATUTE, LAW, RULE OR REGULATION. FURTHER, COMPANY ACKNOWLEDGES THAT IT IS KNOWINGLY AND VOLUNTARILY WAIVING ITS RIGHT TO DEMAND TRIAL BY JURY.

13. Remedies. The remedies at law of Holder under this Warrant in the event of any default or threatened default by Company in the performance of or compliance with any of the terms of this Warrant may not be adequate and, without limiting any other remedies available to Holder in the Agency Documents, at law or equity, to the fullest extent permitted by law, such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise without the obligation to post a bond.

14. Liquidated Damages. Company and Holder agree that in the event Company fails to comply with any of the terms or provisions of this Warrant, Holder’s damages would be uncertain and difficult (if not impossible) to accurately estimate because of the parties’ inability to predict future interest rates, future share prices, future trading volumes and other relevant factors. Accordingly, Holder and Company agree that any fees or other charges assessed under this Warrant are not penalties but instead are intended by the parties to be, and shall be deemed, liquidated damages (under Holder’s and Company’s expectations that any such liquidated damages will tack back to the Issue Date for purposes of determining the holding period under Rule 144 under the 1933 Act, if applicable).

15. Counterparts. This Warrant may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. Signatures delivered via facsimile or email shall be considered original signatures for all purposes hereof.

16. Attorneys’ Fees. In the event of any arbitration, litigation or dispute arising from this Warrant, the parties agree that the unsuccessful party to such action agrees to pay to the prevailing party all costs and expenses, including reasonable attorneys’ fees incurred therein, including the same with respect to an appeal. The “prevailing party” shall be the party in whose favor a judgment is entered, regardless of whether judgment is entered on all claims asserted by such party and regardless of the amount of the judgment; or where, due to the assertion of counterclaims, judgments are entered in favor of and against both parties, then the arbitrator shall determine the “prevailing party” by taking into account the relative dollar amounts of the judgments or, if the judgments involve nonmonetary relief, the relative importance and value of such relief. Nothing herein shall restrict or impair an arbitrator’s or a court’s power to award fees and expenses for frivolous or bad faith pleading.

17. Severability. Whenever possible, each provision of this Warrant shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be invalid or unenforceable in any jurisdiction, such provision shall be modified to achieve the objective of the parties to the fullest extent permitted and such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Warrant or the validity or enforceability of this Warrant in any other jurisdiction.

18. Time is of the Essence. Time is expressly made of the essence with respect to each and every provision of this Warrant.

19. Descriptive Headings. Descriptive headings of the sections of this Warrant are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

20. Registration Rights. Subject to any limitations as set forth in FINRA Rule 5110(g)(8), the Company shall include the Warrant Shares in the Initial Registration Statement (as defined in the Purchase Agreement) to be filed pursuant to the Transaction Documents, and in any subsequent registration statements required to be filed thereunder, until such time as all Warrant Shares have been sold or the Expiration Date.

[Remainder of page intentionally left blank; signature page follows]

IN WITNESS WHEREOF, Company has caused this Warrant to be duly executed by an officer thereunto duly authorized as of the Issue Date.

COMPANY:

20/20 BIOLABS, INC.

By:	/s/ Jonathan Cohen
Jonathan Cohen, Chief Executive Officer

ATTACHMENT 1
DEFINITIONS

For purposes of this Warrant, the following terms shall have the following meanings:

A1. “Agency Documents” means the Placement Agency Agreement and the Letter Agreement.

A2. “Bloomberg” means Bloomberg L.P. (or if that service is not then reporting the relevant information regarding the Common Stock, a comparable reporting service of national reputation selected by Holder and reasonably satisfactory to Company).

A3. “Closing Bid Price” and “Closing Trade Price” means the last closing bid price and last closing trade price, respectively, for the Common Stock on its principal market, as reported by Bloomberg, or, if its principal market begins to operate on an extended hours basis and does not designate the closing bid price or the closing trade price (as the case may be) then the last bid price or last trade price, respectively, of the Common Stock prior to 4:00:00 p.m., New York time, as reported by Bloomberg, or, if its principal market is not the principal securities exchange or trading market for the Common Stock, the last closing bid price or last trade price, respectively, of the Common Stock on the principal securities exchange or trading market where the Common Stock is listed or traded as reported by Bloomberg, or if the foregoing do not apply, the last closing bid price or last trade price, respectively, of the Common Stock in the over-the-counter market on the electronic bulletin board for the Common Stock as reported by Bloomberg, or, if no closing bid price or last trade price, respectively, is reported for the Common Stock by Bloomberg, the average of the bid prices, or the ask prices, respectively, of any market makers for the Common Stock as reported by OTC Markets Group, Inc., and any successor thereto. If the Closing Bid Price or the Closing Trade Price cannot be calculated for the Common Stock on a particular date on any of the foregoing bases, the Closing Bid Price or the Closing Trade Price (as the case may be) of the Common Stock on such date shall be the fair market value as mutually determined by Holder and Company. If Holder and Company are unable to agree upon the fair market value of the Common Stock, then such dispute shall be resolved in accordance with the procedures in the Purchase Agreement governing Calculations. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination or other similar transaction during such period.

A4. “DTC” means the Depository Trust Company or any successor thereto.

A5. “DTC Eligible” means, with respect to the Common Stock, that such Common Stock is eligible to be deposited in certificate form at the DTC, cleared and converted into electronic shares by the DTC and held in the name of the clearing firm servicing Holder’s brokerage firm for the benefit of Holder.

A6. “DTC/FAST Program” means the DTC’s Fast Automated Securities Transfer program.

A7. “DWAC” means the DTC’s Deposit/Withdrawal at Custodian system.

A8. “DWAC Eligible” means that (a) Company’s Common Stock is eligible at DTC for full services pursuant to DTC’s operational arrangements, including without limitation transfer through DTC’s DWAC system, (b) Company has been approved (without revocation) by the DTC’s underwriting department, (c) Company’s transfer agent is approved as an agent in the DTC/FAST Program, (d) the Warrant Shares are otherwise eligible for delivery via DWAC; (e) Company has previously delivered all Warrant Shares to Holder via DWAC; and (f) Company’s transfer agent does not have a policy prohibiting or limiting delivery of the Warrant Shares via DWAC.

A9. “Exercise Price” means $8.16.

A10. “Trading Day” means any day Nasdaq is open for trading.

A11. “Transaction Documents” means the Purchase Agreement, the Notes (as defined in the Purchase Agreement), the Warrants (as defined in the Purchase Agreement), and all other documents, certificates, instruments and agreements entered into or delivered in conjunction therewith, as the same may be amended from time to time.

EXHIBIT A

NOTICE OF EXERCISE OF WARRANT

TO:	20/20 BIOLABS, INC.
ATTN:________________
	VIA FAX TO: ( )_________________	EMAIL:	__________________

The undersigned hereby irrevocably elects to exercise the right, represented by the Warrant to Purchase Shares of Common Stock dated as of February 9, 2026 (the “Warrant”), to purchase shares of the Common Stock, $0.01 par value (“Common Stock”), of 20/20 Biolabs, Inc., and tenders herewith payment in accordance with Section 2 of the Warrant, as follows:

                             CASH EXERCISE:

Warrant Shares:

Exercise Price: $

Purchase Price: $                              = (Exercise Price x Warrant Shares)

Payment is being made by:

                                          enclosed check

                                          wire transfer

                                          other

                             CASHLESS EXERCISE:

Net number of Warrant Shares to be issued to Holder: _______*

* X = Y (A-B)

        A

Where	X =	the number of Warrant Shares to be issued to Holder.

	Y =	the number of Warrant Shares that the Holder elects to purchase under this Warrant (at the date of such calculation).

	A =	the Closing Price (on the date two Trading Days prior to the Exercise Date).

	B =	Exercise Price (as adjusted to the date of such calculation).

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Warrant.

It is the intention of Holder to comply with the provisions of Section 2.2 of the Warrant regarding certain limits on Holder’s right to receive shares thereunder. Holder believes this exercise complies with the provisions of such Section 2.2. Nonetheless, to the extent that, pursuant to the exercise effected hereby, Holder would receive more shares of Common Stock than permitted under Section 2.2, Company shall not be obligated and shall not issue to Holder such excess shares until such time, if ever, that Holder could receive such excess shares without violating, and in full compliance with, Section 2.2 of the Warrant.

As contemplated by the Warrant, this Notice of Exercise is being sent by email or by facsimile to the fax number and officer indicated above.

If this Notice of Exercise represents the full exercise of the outstanding balance of the Warrant, Holder will surrender (or cause to be surrendered) the Warrant to Company at the address indicated above by express courier within five (5) Trading Days after the Warrant Shares to be delivered pursuant to this Notice of Exercise have been delivered to Holder.

To the extent the Warrant Shares are not able to be delivered to Holder via the DWAC system, please deliver certificates representing the Warrant Shares to Holder via reputable overnight courier after receipt of this Notice of Exercise (by facsimile transmission or otherwise) to:

Dated:

Maxim Partners LLC

By: